Ballard Power Systems Inc.

News Release

Ballard Anticipates Powering 80% of European Fuel Cell Buses in Revenue Service in 2014

For Immediate Release – May 14, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced today that it anticipates powering approximately 40 of the 50 zero emission fuel cell buses used in public transit revenue service on European roads in 2014.

By 2014 Ballard will be powering 27 fuel cell buses manufactured by partner Van Hool NV, Europe’s fourth largest bus OEM. The Van Hool buses will be operating in such cities as: Oslo, Norway (5 buses); Cologne, Germany (2); San Remo, Italy (5); Flanders, Belgium (5); and Aberdeen, Scotland (10). Aberdeen’s 10-bus fleet will be the second largest in the world, next to the 20-bus fleet that has been operating in Whistler, Canada since 2010.

The 40 Ballard-powered buses in Europe will be using the Company’s latest-generation 75 & 150 kilowatt FCvelocity®-HD6 modules, based on zero emission technology that provides reliable power while emitting only water and heat.

Dr. Christopher Guzy, Ballard’s Chief Technology Officer said, “Our fuel cell power module has proven to be highly reliable in a large number of buses in Europe and elsewhere. And, since fuel cells are a zero emission solution, this has made the Ballard module an increasingly popular choice of transit authorities as an alternative power technology.”

Over the last several years fuel cell products for the bus market have moved beyond the “lab” and into limited revenue service with a number of transit authorities in Europe and other parts of the world, notably North America. Since 2003, fuel cell hybrid buses in Europe have logged more than 1.9 million miles (3 million kilometers) in revenue service. Ballard has also worked with other OEM’s to integrate its fuel cell modules into buses operating in additional European cities, including: London, U.K. (5); Amsterdam, Netherlands (2); and Cologne, Germany (2).

Together with reductions in fuel cell bus costs, a major enabler for relatively large-scale fuel cell bus demonstrations in Europe has been – and continues to be – the European Union (EU) “Joint Technology Initiative” (JTI) funding program. JTI earmarks funding for clean energy public transportation alternatives and, in combination with national, regional and municipal funds, has encouraged deployment of fuel cell-powered buses in numerous European centers.

Ballard is currently working to further commercialize its FCvelocityTM–HD power modules – with funding support from Sustainable Development Technology Canada (SDTC) – through improvements in durability and reliability, as well as cost reduction. Expanded fuel cell bus deployments are also expected to generate technology enhancements for vehicles and fueling infrastructure, including improvements in well-to-wheel performance and significant reductions in lifecycle cost and purchase price.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product deployments and development activities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com